

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

November 19, 2009

Robert Landau
Chief Executive Officer
Pacific Gold Corp.
465 South Meadows Parkway, Suite 20
Reno, Nevada 89521

**Re:    Pacific Gold Corp.
Preliminary Information Statement on Schedule 14C
Filed October 14, 2009, as revised November 10, 2009
File No. 0-32629**

Dear Mr. Landau:

        We have reviewed your amended filing and response letter.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1.    We note your response to prior comment 1 and reissue the comment.  Please tell us when you intend to provide the overdue filings and the steps you are taking to meet your reporting obligations.

2.    In light of your delinquency in meeting your reporting obligations, please advise us how you are providing investors with the information needed to make informed decisions regarding transactions in your securities, whether in the markets or on a non-public basis.  In particular, discuss your responsibilities to securityholders wishing to transact sales or purchases pursuant to Rule 144, as well as any obligations the company may have with respect to transactions by insiders and affiliates during this period in which inadequate public disclosure exists.  We may have further comment.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:  Andrew D. Hudders, Esq.

via facsimile (212) 754-0330